----------------                               U.S. SECURITIES AND EXCHANGED COMMISION                  ----------------------------
|F  O  R  M   5|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
    Check this box if                   ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             |OMB Number       3235-0362|
[ ] no longer Subject                                                                                   |Expires: September 30,1998|
    to Section 16.                                                                                      |Estimated ave. burden     |
                                                                                                        |hours per response.....1.0|
[ ] Form 3 Holdings Rep.     Filed pursuant to Section 16(a) of the Securities Exchanged Act of 1934,   ----------------------------
                                Section 17(a) of the Public Utility Holding Company Act of 1935 or
[x] Form 4 Trans. Rep.                   Section 30(f) of the Investment Company Act 1940
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Person to   |
|                                        |                                                |  Issuer (Check all Applicable)         |
|                                        |                                                |                                        |
|  DeYoung                 E.         D. |  Note Bankers of America, Inc. - NBAI          | X  Director           X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|      (Last)             (First)    (MI)|3.IRS or Soc. Sec. No. |4.Statement for Month/  | X  Officer              Other          |
|                                        |  of Reporting Person  |  Year                  |---(give title below) ---(Specify below)|
|                                        |  (Voluntary)          |                        |                                        |
|                                        |                       |    June 1998           |    President                           |
|  7625 E. Camelback #217B               |                       |                        |                                        |
|----------------------------------------|                       |------------------------|----------------------------------------|
|      (Street)                          |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|                                        |                       |                        | X  Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|                                        |                       |                        |    Form filed by More than One         |
|  Scottsdale          AZ        85251   |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|      (City)         (State)     (Zip)                                                                                            |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned     |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security            |2.Transac-  |3.Trans. |4.Security Acquired (A) or     |5.Amount of      |6.  |7.Nature of Indirect|
|  (Instr. 3)                   |  tion Date |  Code   |  Disposed of (D)              |  Securities     |Own.|  Beneficial        |
|                               |(Mon/Day/Yr)|(Instr.8)|  (Instr. 3, 4 & 5)            |  Beneficially   |Form|  Ownership         |
|                               |            |         |                               |  Owned at End of|(D) |  (Instr. 4)        |
|                               |            |         |-------------------------------|  Issuer's       |or  |                    |
|                               |            |         |                |(A) |         |  Fiscal Year    |(I) |                    |
|                               |            |         |     Amount     |(D) |  Price  |  (Instr. 3 & 4) |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|                               |            |         |                |    |         |                 |    |                    |
|-------------------------------|------------|---------|----------------|----|---------|-----------------|----|--------------------|
|  Common Stock                 | 11/06/1997 | J       | 9,374,500      |(D) | N/A     | 125,000         |(D) |                    |
|                               |            |         |                |    |         |                 |    |                    |
|----------------------------------------------------------------------------------------------------------------------------------|
Reminder: Report on a separate line for each class securities owned directly or indirectly.                         SEC 2270 (7-97)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                                                                                                                     PAGE:  1 OF 2

FORM 5 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible security)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of|2.Conver-|3.   |4.Tran-  |5.Number of          |6.Date     |7.Title and Amount   |8.Price of|9.Number  |10. |11.Nature |
|Derivative|sion or  |Trans|  saction|  Derivative         |Exercisable|  of Underlying      |Derivative|  of      |Own.|   of     |
|Security  |Exercise |Date |  Code   |  Securities         |and        |  Securities         |Security  |Derivative|Form|Indirect  |
|(Instr. 3)|Price of |(Mon/|(Instr.8)|  Acquired (A) or    |Expiration |  (Instr. 3 & 4)     |(Instr. 5)|Securities|of  |Beneficial|
|          |Deriva-  | Day/|         |  Disposed of (D)    |Date       |                     |          |Benefi-   |Deri|Ownership |
|          |tive     |Year)|         |  (Instr. 3, 4 & 5)  |(Month/Day/|                     |          |cially    |Sec.|(Instr. 4)|
|          |Security |     |         |                     |   Year)   |                     |          |Owned at  |Dir.|          |
|          |         |     |         |                     |-----------|---------------------|          |End of    |(D) |          |
|          |         |     |         |                     |     |     |          |Amount or |          |Year      |or  |          |
|          |         |     |         |---------------------|Date |Exp. |   Title  |Number of |          |(Instr. 4)|Ind.|          |
|          |         |     |         |    (A)   |    (D)   |Exbl.|Date |          |Shares    |          |          |(I) |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|          |         |     |         |          |          |     |     |          |          |          |          |    |          |
|----------|---------|-----|---------|----------|----------|-----|-----|----------|----------|----------|----------|----|----------|
Explanation of Responses:

     On  November  6,  1997,  Note  Bankers of America, Inc. (the "Registrant"),
Allen E. Myers ("Myers") and E. Donald DeYoung ("DeYoung"), then principal shareholders of Registrant (the "Principal Shareholders") consummated an agreement ("Debt Release Agreement") with M. Stephen Roberts, Esq. ("Roberts") pursuant to which control of the Registrant shifted to Roberts. Pursuant to the Debt Release Agreement, Myers and DeYoung transferred 9,265,500 and 9,374,500 shares respectively of Registrant's "unregistered" and "restricted" common stock to Roberts in exchange for Roberts' release of Registrant from a $35,000 obligation for legal services and approximately $10,000 in additional services rendered to Registrant. The total of 18,640,000 shares of Registrant transferred to Roberts by the Principal Shareholders represented approximately
80%  of  the  outstanding  stock  of  the  Registrant  following  the  transfer.

     As  set  forth in Registrant's Form 8-K filed on November 25, 1997,the Debt
Release Agreement was part of a series of transactions consummated by Registrant on November 6, 1997 that included the sale of (i) 100% of the common stock of Private Mortgage Bankers, Inc. ("PMB"), a wholly owned subsidiary of Registrant, to Allen E. Myers for nominal consideration, and (ii) 100% of the common stock of Life Today, Inc. ("Life Today"), a wholly owned subsidiary of Registrant, to Richard E. Perry for nominal consideration(the "Disposition"). This Disposition represented the sale of substantially all of the remaining assets of Registrant.
Myers was a former owner of PMB, an officer and director of Registrant and a director of PMB and Life Today. Perry was a former owner of Life Today and an officer of Life Today. As further consideration for the transfers, Myers and PMB and Perry and Life Today agreed to indemnify and hold harmless Registrant from certain debts and obligations arising from the respective business operations of PMB and Life Today.

     In connection with the Disposition and the change in control of Registrant, Allen E. Myers, E. Donald DeYoung and Louis J. Blenderman, being all of
Registrant's directors, declined to stand for re-election and resigned effective
November  6,  1997.  Additionally,  Allen  E.  Myers,  Chairman  and  CEO of the
Registrant prior to the Disposition, E. Donald DeYoung, president of the Registrant prior to the Disposition and William T. Herndon, Secretary/Treasurer of the Registrant prior to the Disposition, all resigned.

**Intentional misstatements or omissions of facts constitute Federal           /S/ E. Donald DeYoung                      1/19/1999
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            --------------------------------------      ----------

                                                                                  **Signature of Reporting Person           Date
Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.                                           SEC 2270 (7-97)

Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMD Number


                                                                                                                      PAGE:  2 OF 2